UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number 001-36575

MACROCURE LTD.
(Translation of Registrant’s name into English)

25 Hasivim Street
Petach Tikva 4959383, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENT

On November 5, 2014, Macrocure Ltd. (“we,” “us” or the “Company”) held a special general meeting of shareholders (the “Meeting”). At the Meeting, our shareholders voted on two proposals, each of which was described in more detail in our proxy statement for the Meeting (the “Proxy Statement”) that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that we furnished to the Securities and Exchange Commission (the “SEC”) on October 6, 2014. The results of the voting on the proposals presented at the Meeting, based on the presence in person or by proxy of holders of 7,278,902 (44.8%) of our outstanding ordinary shares, were as follows:

Proposal 1: Ratification of the election of each of the following persons as “external directors” of our Company under the Israeli Companies Law 5759-1999 (the “Companies Law”):

(a)	Katherine Wolf:

For	Against	Abstain
7,026,535	250,970	1,397

(b)	Yuval Yanai:

For	Against	Abstain
7,026,535	250,970	1,397

Proposal 2: Conditioned upon the approval of Proposal 1, ratification of the approval of the payment of compensation to each of the external directors, consisting of (i) an annual fee of $30,000 and (ii) a one-time grant of options to purchase 36,662 of our ordinary shares at an exercise price of $10.00 per share, subject to a four year vesting period and the other terms of our 2013 Share Incentive Plan:

For	Against	Abstain
6,813,053	9,436	456,413

Based on the above results and the majority requirements achieved under the Companies Law and our Articles of Association (including, in the case of Proposal 1, the special majority required by the Companies Law), each of the above proposals was approved at the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACROCURE LTD.

Date: November 5, 2014	By:	/s/ Shai Lankry
	Name:	Shai Lankry
	Title:	Chief Financial Officer